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Update: Exchange Program opens Sept. 28
Employee Communications
September 21, 2009
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(Update: a new training presentation is available; see below.)
A unique opportunity is at hand, so mark your calendar and get ready. Intel is today announcing to employees that the Employee Stock Option Exchange Program will open in one week.
The exchange window will open on Sept. 28 (in the afternoon, Pacific time) and is scheduled to close on Oct. 30, 2009 at 8 p.m. (Pacific).
Your one place to go
Today, a key online resource for employees is live—the Employee Stock Option Exchange Program page on Circuit. This is your one-stop-shop for information where you will find the following:
•	An extensive Q&A that covers many aspects of the program

•	Key decision factors you may wish to consider

•	Training presentation and My Option Exchange tool tutorial (Note: screen shots of the tool show example exchange ratios for illustrative purposes only)

•	General tax information

•	Links to instructional videos that have been published in Circuit News

•	The Offer to Exchange document filed with the U.S. Securities and Exchange Commission
And there will be much more at the Employee Stock Option Exchange Program page to help you make your exchange decisions. On Sept. 28, the page will be updated with additional information.
What to expect on Sept. 28
When the exchange window opens on Sept. 28 (in the afternoon), a specially designed My Option Exchange tool will also go live. The My Option Exchange tool will allow you to both model and register your decision.
For each of your eligible grants, you can model different scenarios, which will help you determine if you want to exchange or keep a particular grant.

All of your eligible grants will be automatically loaded into the tool for you.
Also at that time, the preliminary exchange ratios will be available for each eligible grant. This will show you, for each grant, how many new options you would receive for exchanging your current options.
The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.
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Related links
•	Your UBS stock account

•	Employee Stock Option Exchange Program page
Plan ahead if you’ll be out
If for any reason (sabbatical, leave of absence, or extended vacation) you are not going to be at work during the Sept. 28–Oct. 30 window to register your exchange decisions, please make sure we know how to get information to you in the mail.
We will send you a package with instructions on how to make your elections if you do not have access to Intel’s network during your time away from work.
•	If you will be at home: Go to Your Personal Profile on Circuit to make sure your home address is complete and accurate.

•	If you will be away from home: Go to Your Temporary Contact Information to enter the location where you would like us to reach you during the exchange window.